UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 14, 2005**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers and Item 8.01. Other Events

The following release was issued by Caterpillar on October 14, 2005.

* *

October 14, 2005

FOR IMMEDIATE RELEASE

Caterpillar Adds New Production Systems Division to Speed Manufacturing, Improve Quality and Safety

Peoria, Ill. – Caterpillar Inc. (NYSE: CAT) announced today the formation of a new division to lead an enterprise transformation of manufacturing systems to help set a "gold standard" for quality, safety and speed in industry.

The Production Systems Division will be headed by James D. Waters, Jr., who was elected a vice president effective Dec. 1. Waters, 47, is currently manager of the hydraulics business in the Motion & Power Control Division.

"This new division will lead our efforts to establish Caterpillar as the pre-eminent global manufacturer of top-quality products at the lowest cost while increasing our speed and safety performance," said Caterpillar Chairman and CEO Jim Owens. "Jim will provide leadership to this enterprise effort, drawing on his strong systems and process skills as well as his product and manufacturing management experience gained in Japan, the U.K. and the U.S."

Waters joined Caterpillar in 1978 as an engineering co-op trainee. He held several manufacturing and systems engineering positions from 1981 to 1990. He moved to Japan in 1990 to the Hydraulic Excavator Design Center with Shin Caterpillar Mitsubishi Ltd. (SCM), where he held positions in component design and production. He became managing director of production in 1994 for SCM. He served as managing director and general manager of the Leicester, England, Building Construction Products Division facility from 1996 to 2002, when he became general manager of the Hydraulics and Hydraulic Systems business in Joliet, Ill.

Biographical Information

James D. Waters, Jr.

Jim Waters is manager of the Hydraulics and Hydraulic Systems business unit in Joliet, Ill., a position he's held since 2002. He is responsible for the company's hydraulic components and integrated systems, including operations in Joliet, Ill.; Sumter, S.C. and Jesi, Italy. After joining the company as an engineering co-op trainee in 1978, Waters held numerous staff engineering positions in planning, manufacturing and systems.

He moved to Japan in 1990 to the Hydraulic Excavator Design Center with Shin Caterpillar Mitsubishi Ltd. (SCM), where he held positions in component design and production. He became managing director of production in 1993 for SCM. He served as managing director and general manager of the Leicester, England, Building Construction Products Division facility from 1996 to 2002, when he became general manager of the hydraulics and hydraulic systems business in Joliet, Ill.

Waters has a bachelor's degree in electrical engineering from Iowa State University.

He is chairman of the Will County Center for Economic Development, chairman of the Will County Chamber of Commerce, a trustee at Lewis University, a board member at the Silver Cross Hospital Foundation and chairman of the Engineering College Industrial Advisory Council at Iowa State University.

About Caterpillar Inc.
For more than 80 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2004 sales and revenues of $30.25 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.cat.com.

SAFE HARBOR
Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "will," or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including in its Annual Report on Form 10-K for the year ended December 31, 2004. We do not undertake to update our forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 14, 2005   By: /s/ James B. Buda
                                                 James B. Buda
                                                 Vice President